Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2012	2011	2010(1)	2009	2008
Earnings:
Income (loss) before extraordinary gains (losses)(2)	$17,220	$(16,855)	$(14,018)	$(72,022)	$(58,319)
Add:
Total interest expense	107,689	123,662	137,861	24,845	34,341
(Benefit) provision for federal income taxes	—	(90)	(82)	(985)	13,749
(Gains) losses from partnership investments(3)	(120)	(81)	74	6,735	1,554
Capitalized interest	1	1	—	4	20
Earnings (loss), as adjusted	$124,790	$106,637	$123,835	$(41,423)	$(8,655)
Fixed charges:
Total interest expense	107,689	123,662	137,861	24,845	34,341
Capitalized interest	1	1	—	4	20
Preferred stock dividends(4)	11,603	9,665	7,749	2,509	1,546
Total fixed charges	$119,293	$133,328	$145,610	$27,358	$35,907
Ratio of earnings to fixed charges	1.05:1	0.80:1	0.85:1	—	—
(Surplus) deficiency	(5,497)	26,691	21,775	68,781	44,562
__________

(1)
In 2010, we adopted accounting standards related to the "Transfers of Financial Assets and Consolidation of Variable Interest Entities" that had a significant impact on the presentation and comparability of our consolidated financial statements due to the consolidation of the substantial majority of our single-class securitization trusts and the elimination of previously recorded deferred revenue from our guaranty arrangements. While some line items in our consolidated statements of operations and balance sheet were not impacted, others were impacted significantly, which reduces the comparability of our results for 2012, 2011 and 2010 with the results in prior years.

(2)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity

(3)	Includes amortized capitalized interest related to our partnership investments of $1 million, $11 million, and $13 million for the years ended December 31, 2010, 2009, and 2008, respectively.

(4)
Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods. The dividend requirement is calculated by taking the amount of dividend divided by 1 minus our effective income tax rate.